Exhibit 12.1

STATEMENT REGARDING CALCULATION OF RATIO OF CONSOLIDATED EARNINGS TO
CONSOLIDATED FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2008	2007	2006	2005	2004

Pre-tax income, as reported	$421,870	$409,869	$455,277	$204,063	$16,233
Equity in (losses) earnings of investees[1]	(51,262)	12,985	87,762	19,026	5,205

Pre-tax income before adjustment for equity in earnings of equity investees	473,132	396,884	367,515	185,037	11,028

Fixed charges:
Interest expense	39,838	46,258	41,765	53,078	63,841
Rentals representing interest	3,598	3,558	3,808	3,810	2,893

Total fixed charges	43,436	49,816	45,573	56,888	66,734

Distributed income of equity investees	1,890	5,487	87,670	9,148	7,255

Pre-tax income before equity in earnings of investees plus fixed charges and distributed income of equity method investees	$518,458	$452,187	$500,758	$251,073	$85,017

Ratio of earnings to fixed charges	11.9x	9.1x	11.0x	4.4x	1.3x

[1]	Equity in (losses) earnings of investees is in respect of those investments that are investment companies or similar equity method investees and, as such, are included as part of investment income on the consolidated statements of income.